Fe Maldonado

PROFESSIONAL EXPERIENCE

GEM(Grupo Economico Maldonado), *Family Council,* Miami, Florida — June 2015 - Present

- Responsible for representing my family branch in the family council. The family council is the ultimate decision maker of a $500 million plus in assets 4th generation family business with investments in real estate, equity and consumer goods and over 200 employees. Extensive experience in private wealth management, asset allocation and family office management.

Ultra-High-Net-Worth Individual, *Asset Manager,* Miami, Florida — January 2019-June 2022

- Provided support in all aspects of the financial planning process. Deeply understand clients needs in order to provide the best solutions to help build and protect wealth. Provide legal, fiscal (tax planning), financial and psychological support. Helped with succession planning and provided guidance in family affairs.

Fe Jewels, *Owner,* Miami, Florida — January 2014 - Present

- Founded a brand of personally designed and self made 24 karate gold and precious stone jewelry.
- Created custom pieces for many high-net-worth clients.

Natalia Brilli, *Business Development,* Paris, France — July 2011- November 2013

- Successfully mediated the acquisition of the brand from founder/creator Natalia Brilli by the investment team.
- Responsible for presenting seasonal budget as well as monthly expense reports to investors.
- Found new manufacturers, leather suppliers and packaging providers that offered increased quality relative to cost.

Triad Foundation, *Executive Assistant,* Ithaca, New York — July 2010- July 2011

- Reviewed grant reports, analyzed philanthropic public policies, and advised on future grant-making decisions.

EDUCATION

Coles College of Business, Masters for Families in Business, Kennesaw, Georgia — May 2017

- Awards: Beta Gamma Sigma Honor Society
- Relevant Coursework: 6 levels of Financial Knowledge, Family Business Frameworks and Dynamics

Cornell University, College of Human Ecology, Ithaca, NY — May 2010

- Major: Human Development, Minor: Applied Economics and Management
- Relevant Coursework: Business Management, Psychology, Accounting, Communications, Contract Law
- Awards: Magna Cum Laude, National Scholars Honor Society (2006-2010)
- Activities: Latin American Studies Program, Book Buddies at the Child Development Center and county library

VOLUNTEER WORK & INTERNSHIPS

New Light Foundation, *Volunteer,* Calcutta, India — June 2009-September 2009

- Dealt with all aspects of childcare and community awareness in a creche-cum-night-shelter to protect and educate young girls and women at high risk of sexual slavery and prostitution in one of the world's worst red light districts.

Children in a Multicultural Context, *Student/Intern,* Copenhagen, Denmark — January 2009-May 2009

- Assistant teacher in a Danish kindergarten, visited refugee schools and torture victim rehabilitation centers throughout Denmark and the Netherlands. Final project was cross-cultural (US-Denmark) analysis.

Barack Obama Campaign, *Intern/Volunteer,* Miami, FL — June 2008- August 2008

- Work included door-to-door interaction, fundraising, canvassing, registering voters, phone banking and data entry.

Women in Distress, *President*, Ft. Lauderdale, FL — June 2005-April 2006

- Planned and promoted charity events. Secured cell phones from corporate and individual donors, which were provided to women in abusive relationships.

SKILLS & INTERESTS

- Native Spanish speaker and Proficient in French
- Proficient in Microsoft Word, Excel, PowerPoint, and Outlook
- Interests: nature, world travel, Latin and urban dance, esoteric studies, recreational sports, ethnic fashion and art